Quarterly Earnings Report                                                              Octubre 28, 2013
            3Q13

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2013, unless otherwise stated. Figures may vary slightly due to rounding).

  The Group's net sales for the third quarter reached $10,635.0 million pesos
  Gross income for the period was $1,898.3 million; the gross margin for the quarter was 17.9%
  Operating expenses reached $1,792.7 million pesos and represented 16.9% of the Company's total sales
  Quarterly operating income was $105.7 million, resulting in an operating margin of 1.0% for the period
  Third quarter EBITDA was $200.5 million, or 1.9% of total sales
  As of September 30, 2013, GCS’s net debt totaled $9,464.9 million
  GCS closed the quarter with 22 Distribution Centers and 1,383 pharmacies in operation across Latin America

Mexico City, Mexico, October 28, 2013. Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and one of the most important pharmacy chains in Latin America, announced its consolidated financial and operating results for the third quarter of 2013.

QUARTERLY EARNINGS

As of the end of the third quarter, the competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods segments prevailed in Mexico as well as in Chile, mainly due to a larger number of participants in the markets in which we operate. Our operating strategy continues to focus on improving logistics efficiency levels, controlling costs and expenses, in addition to offering competitive prices and generating positive results in practically all our divisions. At the sales level, we are continuing to focus on improving the availability of the products that our customers most demand both at the wholesale and retail pharmacy chain networks. With regards to growth, we continue to implement our strategy, which has enabled us to strengthen our presence in the markets in which we already operate, as well as improving the recognition of our brands.

NET SALES

Net sales for the quarter totaled $10,635.0 million, equivalent to a decrease of 3.5% when compared to $11,024.0 million in 3Q2012.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods divisions totaled $4,685.0 million. When compared to the same quarter of last year, there was a 14.7% decrease, which resulted mainly due to the disincorporation of Citem Publications during the second quarter this year. In addition, sales were negatively affected due to the adverse weather conditions that were experienced throughout the majority of the Mexican territory.
In terms of total sales, this divisions underwent a decrease in participation from 49.8% in 3Q2012 in comparison to the 44.0% in the 3Q2013.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division totaled $114.8 million. This division registered a 15.6% decrease in sales compared to the third quarter of 2012, as the result of the deferral on the date of tenders.
In terms of total sales, this division passed from 1.2% in 3Q2012 to 1.1% in the 3Q2013.

RETAIL PHARMACY

During the third quarter of the current year, sales from our Retail Pharmacy division reached $5,835.3 million. Compared to the same quarter last year, there was an 8.2% increase. The increase was mainly achieved due to the correct implementation of our growth strategy, focused on the markets in which we already operate. This division’s percentage attribution to the Group’s overall sales rose to 54.9%, versus 48.9% in the 3Q2012.

As a result, the sales mix for the third quarter of 2013 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                           54.9%
                                       Total Distribution                          45.1%
                                    Pharma, Health & Beauty                   44.0%
                                     Government Pharma                           1.1%
                                                 TOTAL                                100.0%

GROSS INCOME

During the third quarter of 2013, gross income reached $1,898.3 million pesos, an amount 4.5% lower than the gross income reached in the third quarter of 2012. This was mainly due a decrease in sales in our distribution and government areas.

OPERATING EXPENSES

Operating expenses in the third quarter of 2013 resulted in $1,792.7 million. This represents an increase of $97.6 million pesos, or 5.7%, compared to the same period of the previous year. This increase was mainly a result of the expenses that were incurred due to the opening of 60 new pharmacies in this quarter.
As a percentage of total sales, operating expenses represented 16.9% during the third quarter of 2013 compared to 15.4% during the same period of 2012.

OPERATING INCOME

Quarterly operating income for 3Q2013 was $105.7 million, an amount 63.9% lower than the $293.0 million reported in 3Q2012. This decrease in operating income was the result of the decline in sales due the disincorporation of companies in previous quarters.
Operating income margin for the 3Q2013 was 1.0%, versus 2.7% in 3Q2012.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 3Q2013 was $200.5 million, a lower amount compared to the $394.9 million reported in the third quarter of 2012.

EBITDA margin for the third quarter of 2013 was 1.9%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $196.8 million in 3Q2013, 28.3% lower than the CCF reported during 3Q2012.

This decrease was primarily due to the anticipated payments of our long-term debt.

NET DEBT

The Company’s net debt at the end of 3Q2013 was $9,464.9 million pesos. There was a decrease of 0.1% with respect to last year.

OTHER EXPENSES (INCOME)

During the third quarter of the year, other expenses totaled $32.3 million. This represents an increase of $30.8 million compared to the same period last year. This was mainly due to the restructuring of extraordinary expenses done by one the Group’s subsidiaries.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the third quarter of 2013 resulted in a positive balance of $6.8 million in tax deductions. In comparison, at the end of 3Q2012, this item totaled $124.8 million pesos. This change was mainly due to the variation of the accumulated results during the current fiscal year.

NET INCOME (LOSS)

In the third quarter, 2013 GCS recorded a net loss of $116.6 million, an amount 8.1% lower compared to the amount recorded during the same period of the previous year. This change was mainly due the decrease in sales previously mentioned and expenses made for new pharmacies’ openings.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 328.5 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB”.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    Grayling
Harish Dadoo                                                                                 Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of September 2013

	Jan-Sept		Jan-Sept		Variation			July-Sept		July-Sept		Variation
Income Statement	2012	% of sales	2013	% of sales	$	%		2012	% of sales	2013	% of sales	$	%
NET SALES	35,312,479	100.00%	32,495,149	100.00%	(2,817,330)	(7.98%)		11,023,991	100.00%	10,635,046	100.00%	(388,945)	(3.53%)
COST OF SALES	28,937,559	81.95%	26,875,998	82.71%	(2,061,561)	(7.12%)		9,035,991	81.97%	8,736,715	82.15%	(299,276)	(3.31%)
Gross Profit	6,374,920	18.05%	5,619,150	17.29%	(755,770)	(11.86%)		1,988,000	18.03%	1,898,331	17.85%	(89,669)	(4.51%)
OPERATING EXPENSES
Sales Expenses	858,079	2.43%	553,741	1.70%	(304,338)	(35.47%)		195,828	1.78%	176,572	1.66%	(19,256)	(9.83%)
Administrative Expenses	4,614,010	13.07%	4,536,046	13.96%	(77,963)	(1.69%)		1,499,205	13.60%	1,616,095	15.20%	116,891	7.80%
Operating Expenses	5,472,089	15.50%	5,089,787	15.66%	(382,301)	(6.99%)		1,695,033	15.38%	1,792,667	16.86%	97,635	5.76%

Operating Income	902,831	2.56%	529,363	1.63%	(373,468)	(41.37%)		292,967	2.66%	105,664	0.99%	(187,303)	(63.93%)
COMPREHENSIVE COST OF FINANCING
	790,899	2.24%	691,739	2.13%	(99,160)	(12.54%)	;	325,491	2.95%	222,183	2.09%	(103,308)	(31.74%)
Interest (Earned)	(106,407)	(0.30%)	(102,241)	(0.31%)	4,166	(3.91%)		(63,767)	(0.58%)	(38,300)	(0.36%)	25,467	(39.94%)
Exchange Loss (Gain)	(31,424)	(0.09%)	(33,286)	(0.10%)	(1,862)	5.93%		12,716	0.12%	12,899	0.12%	183	1.44%
Monetary Position (gain)	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	653,068	1.85%	556,211	1.71%	(96,857)	(14.83%)		274,440	2.49%	196,782	1.85%	(77,658)	(28.30%)

OTHER EXPENSES (INCOME), net	(592,126)	(1.68%)	96,066	0.30%	688,192	NC		1,523	0.01%	32,280	0.30%	30,757	2019.19%

NET INCOME BEFORE TAXES	841,890	2.38%	(122,914)	(0.38%)	(964,803)	(114.60%)		17,004	0.15%	(123,398)	(1.16%)	(140,402)	NC

PROVISIONS FOR:
Income Tax	298,517	0.85%	78,156	0.24%	(220,361)	(73.82%)		94,652	0.86%	(4,597)	(0.04%)	(99,249)	NC
Asset Tax	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	30,171	0.09%	(22,301)	(0.07%)	(52,472)	NC		30,171	0.27%	(2,201)	(0.02%)	(32,372)	NC
Profit sharing due	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Total taxes	328,688	0.93%	55,855	0.17%	(272,833)	(83.01%)		124,823	1.13%	(6,799)	(0.06%)	(131,622)	NC

Net Income Before Extraordinary Items	513,202	1.45%	(178,768)	(0.55%)	(691,970)	NC		(107,819)	(0.98%)	(116,599)	(1.10%)	(8,780)	8.14%

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Net Income	513,202	1.45%	(178,768)	(0.55%)	(691,970)	NC		(107,819)	(0.98%)	(116,599)	(1.10%)	(8,780)	8.14%

Depreciation and Amortization	321,427	0.91%	261,821	0.81%	(59,606)	(18.54%)		101,901	0.92%	94,855	0.89%	(7,046)	(6.91%)
Operating Income plus Depreciation and Amortization	1,224,258	3.47%	791,184	2.43%	(433,074)	(35.37%)		394,868	3.58%	200,519	1.89%	(194,349)	(49.22%)

Net Income corresponding to Minority Interest

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in thousands of Mexican pesos as of September 2013

ACCOUNT / SUBACCOUNT	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	28,815,094	32,501,016

CURRENT ASSETS	17,859,306	21,231,243
CASH AND CASH EQUIVALENTS	1,020,520	1,068,257
CLIENTS (NET)	5,990,008	7,599,268
CLIENTS	7,523,414	9,018,164
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,533,406	-1,418,897
OTHER ACCOUNTS RECEIVABLES (NET)	3,733,275	4,665,028
INVENTORIES	7,103,521	7,885,983
OTHER CURRENT ASSETS	11,982	12,707

LONG TERM	50,513	36,986
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	50,513	36,986
PROPERTY MACHINARY AND EQUIPMENT NET	3,026,121	3,040,769
PROPERTY	2,238,229	2,471,561
MACHINERY AND EQUIPMENT	2,401,436	1,604,994
OTHER EQUIPMENT	1,886,664	2,555,423
ACCUMULATED DEPRECIATION	-3,508,892	-3,622,213
CONSTRUCTION IN PROGRESS	8,684	31,003
INTANGIBLE ASSETS (NET)	6,566,276	6,990,394
GOODWILL	2,474,911	2,809,508
BRANDS	2,611,024	2,719,238
RIGHTS AND LICENSING	1,465,254	1,445,315
OTHER INTANGIBLE ASSETS	15,087	16,332
OTHER NON CURRENT ASSETS	1,312,878	1,201,624
ADVANCE PAYMENTS	43,895	23,881
DEFERRED CHARGES (NET)
OTHERS	1,268,983	1,177,743

TOTAL LIABILITIES	23,374,321	26,020,026

CURRENT LIABILITIES	14,296,593	14,302,646
BANK CREDITS	2,773,584	2,487,022
SUPPLIERS	10,853,247	11,311,565
TAXES PAYABLE	669,762	504,060
OTHER CURRENT LIABILITIES	1,786,273	3,358,890
EMPLOYEE BENEFITS	280,710	200,771
OTHER CURRENT LIABILITIES	1,505,563	3,158,119
NON CURRENT LIABILITIES	7,711,868	8,161,309
BANK CREDITS	7,711,868	8,161,309
OTHER LIABILITIES	-420,413	197,182

SHAREHOLDERS' EQUITY	5,440,775	6,480,990

CONTRIBUTED CAPITAL	2,593,872	2,503,875
CAPITAL STOCK PAID (NOMINAL)	767,902	677,903
CAPITAL STOCK PAID UPDATE	956,093	956,094
PREMIUM ON STOCK SOLD	869,877	869,878
CAPITAL INCREASE (DECREASE)	2,846,903	3,977,115
ACCUMULATED PROFIT AND LEGAL RESERVE	1,963,471	3,059,885
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	-178,768	-144,970